Exhibit 12.1
Sorrento Therapeutics, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended	Fiscal Year Ended December, 31
(in $ thousands)	March 31, 2018	2017	2016	2015	2014	2013

Pretax Income (Loss) from Continuing Operations	(33,574)	15,315	(65,268)	(9,719)	(36,359)	(21,911)
Fixed Charges (per below)	1,904	5,201	1,712	1,651	1,628	254
Interests Capitalized	(1)	-	-	-	-	-

Earnings	(32,481)	20,516	(63,556)	(8,068)	(34,731)	(21,657)

Interests and Other Financial Charges	1,042	4,980	1,615	1,651	1,628	254
Interests Portion of Rental Expense	52	221	97	-	-	-

Fixed Charges	1,094	5,201	1,712	1,651	1,628	254

Ratio of Earnings to Fixed Charges	(29.7)	3.9	(37.1)	(4.9)	(21.3)	(85.3)